Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2021, and December 31, 2020 and for the nine-month periods ended September 30, 2021, and 2020

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2021, and December 31, 2020, and for the nine-month periods ended September 30, 2021, and 2020

TABLE OF CONTENTS

• Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2021, and 2020.	3

• Unaudited interim condensed consolidated statements of financial position as of September 30, 2021, and December 31, 2020.	4

• Unaudited interim condensed consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2021 and 2020.	5

• Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2021 and 2020.	7

• Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021, and 2020.	8

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Revenues from contract with customers	4	456,183	194,402	175,005	69,863
Cost of sales:
Operating costs	5.1	(76,812)	(65,429)	(27,204)	(23,032)
Crude oil stock fluctuation	5.2	457	(2,434)	1,797	598
Depreciation, depletion and amortization	12/13/14	(144,427)	(102,791)	(48,681)	(38,876)
Royalties		(60,383)	(26,899)	(23,757)	(9,624)

Gross profit/(loss)		175,018	(3,151)	77,160	(1,071)

Selling expenses	6	(30,883)	(17,886)	(12,481)	(5,434)
General and administrative expenses	7	(31,094)	(26,659)	(11,173)	(9,063)
Exploration expenses	8	(437)	(540)	(153)	(241)
Other operating income	9.1	17,808	5,231	11,294	1,380
Other operating expenses	9.2	(1,897)	(4,228)	(554)	(1,690)
Impairment of long- lived assets	2.4.2	—	(4,954)	—	(4,954)

Operating profit/(loss)		128,515	(52,187)	64,093	(21,073)

Interest income	10.1	42	803	34	37
Interest expenses	10.2	(41,330)	(33,699)	(12,173)	(12,979)
Other financial results	10.3	(6,181)	3,468	(11,932)	61

Financial results, net		(47,469)	(29,428)	(24,071)	(12,881)

Profit/(loss) before income tax		81,046	(81,615)	40,022	(33,954)

Current income tax (expense)/benefit	15	(47,257)	(209)	(29,285)	62
Deferred income tax (expense)/benefit	15	(18,694)	(7,113)	(6,005)	5,490

Income tax (expense)/benefit		(65,951)	(7,322)	(35,290)	5,552

Net profit/(loss) for the period		15,095	(88,937)	4,732	(28,402)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- (Loss)/profit from actuarial remediation related to defined benefit plans	25	(3,050)	445	(430)	670
- Deferred income tax benefit/(expense)	15	1,536	(110)	151	(167)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,514)	335	(279)	503

Other comprehensive income for the period, net of taxes		(1,514)	335	(279)	503

Total comprehensive profit/(loss) for the period		13,581	(88,602)	4,453	(27,899)

Profit/(loss) per share
Basic share (in US dollars per share)	11	0.171	(1.018)	0.054	(0.324)
Diluted share (in US dollars per share)	11	0.163	(1.018)	0.050	(0.324)

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2021, and December 31, 2020

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment	12	1,140,182	1,002,258
Goodwill	13	28,450	28,484
Other intangible assets	13	20,218	21,081
Right-of-use assets	14	19,471	22,578
Investments in associates		2,077	—
Trade and other receivables	16	22,122	29,810
Deferred income tax assets		—	565

Total non-current assets		1,232,520	1,104,776

Current assets
Inventories	18	17,451	13,870
Trade and other receivables	16	71,160	51,019
Cash, bank balances and other short-term investments	19	265,730	202,947

Total current assets		354,341	267,836

Total assets		1,586,861	1,372,612

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,400	659,400
Share-based payments		29,579	23,046
Other accumulated comprehensive losses		(5,025)	(3,511)
Accumulated losses		(155,322)	(170,417)

Total shareholders’ equity		528,632	508,518

Liabilities
Non-current liabilities
Deferred income tax liabilities		152,160	135,567
Lease liabilities	14	14,036	17,498
Provisions	21	26,080	23,909
Borrowings	17.1	443,209	349,559
Warrants	17.4	9,640	362
Employee benefits	25	6,339	3,461
Accounts payable and accrued liabilities	24	51,839	—

Total non-current liabilities		703,303	530,356

Current liabilities
Provisions	21	1,957	2,084
Lease liabilities	14	6,548	6,183
Borrowings	17.1	159,666	190,227
Salaries and social security payable	22	12,350	11,508
Income tax liability		31,504	—
Other taxes and royalties payable	23	8,174	5,117
Accounts payable and accrued liabilities	24	134,727	118,619

Total current liabilities		354,926	333,738

Total liabilities		1,058,229	864,094

Total shareholders’ equity and liabilities		1,586,861	1,372,612

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2021

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the period	—	—	—	15,095	15,095
Other comprehensive income (loss) for the period	—	—	(1,514)	—	(1,514)

Total comprehensive income	—	—	(1,514)	15,095	13,581

Share-based payments (1)	—	6,533	—	—	6,533

Amounts as of September 30, 2021	659,400	29,579	(5,025)	(155,322)	528,632

(1)	Including 8,098 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(88,937)	(88,937)
Other comprehensive income (loss) for the period	—	—	335	—	335

Total comprehensive (loss)	—	—	335	(88,937)	(88,602)

Share-based payments (1)	—	5,786	—	—	5,786

Amounts as of September 30, 2020	659,399	21,628	(3,522)	(156,605)	520,900

(1)	Including 7,743 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Cash flows provided by operating activities
Net profit/(loss) for the period		15,095	(88,937)	4,732	(28,402)
Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal) for expected credit losses	6	—	(22)	(29)	(8)
Net changes in foreign exchange rate	10.3	(10,741)	1,078	(1,926)	(2,229)
Unwinding of discount on asset retirement obligation	10.3	1,808	1,963	634	573
Net increase in provisions	9.2	1,232	89	417	225
Interest expense on lease liabilities	10.3	755	1,108	221	312
Discount of assets and liabilities at present value	10.3	(2,658)	2,026	57	1,055
Share-based payments	7	8,098	7,743	2,457	2,713
Gain on disposal of oil and gas properties	9.1	(9,999)	—	(9,986)	—
Employee benefits	25	163	204	77	61
Income tax expense / (benefit)	15	65,951	7,322	35,290	(5,552)
Items related to investing activities:
Depreciation and depletion	12/14	141,782	100,964	47,651	38,194
Amortization of intangible assets	13	2,645	1,827	1,030	682
Impairment of long-lived assets	2.4.2	—	4,954	—	4,954
Interest income	10.1	(42)	(803)	(34)	(37)
Gain from farmout agreement	9.1	(4,525)	—	—	—
Changes in the fair value of financial assets	10.3	(6,259)	170	956	(363)
Items related to financing activities:
Interest expenses	10.2	41,330	33,699	12,173	12,979
Changes in the fair value of warrants	10.3	9,278	(16,605)	7,926	(1,765)
Amortized costs	10.3	3,534	1,973	611	774
Impairment of financial assets	10.3	—	4,839	—	—
Remeasurements in borrowing	10.3	12,019	—	6,452	—
Changes in working capital:
Trade and other receivables		(11,236)	17,243	(7,067)	(4,875)
Inventories		(452)	2,336	(1,796)	(598)
Accounts payable and accrued liabilities		18,738	(3,929)	7,804	213
Payments of employee benefits	25	(335)	(592)	(55)	(197)
Salaries and social security payable		(551)	(4,879)	3,642	2,695
Other taxes and royalties payable		(9,237)	(1,768)	(1,027)	(72)
Provisions		(417)	(1,050)	386	(445)
Income tax payment		(3,430)	(4,187)	(642)	(1,745)

Net cash flows generated by operating activities		262,546	66,766	109,954	19,142

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(241,631)	(98,343)	(76,876)	(21,727)
Payments for acquisitions of other intangible assets	13	(1,109)	(2,707)	(348)	(1,579)
Payments for investments in associates		(2,077)	—	(2,077)	—
Proceeds from disposal of oil and gas properties (1)	1.2.2/1.2.3	14,150	—	14,150	—
Cash received by AFBN assets acquisition	1.2.4	6,203	—	6,203	—
Cash received by farmout agreement	1.2.1	5,000	—	—	—
Proceeds from interest received		42	803	34	37

Net cash flows (used in) investing activities		(219,422)	(100,247)	(58,914)	(23,269)

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Cash flows from financing activities:
Proceeds from borrowing	17.2	358,093	173,965	158,395	77,137
Payment of borrowing’s costs	17.2	(3,326)	(2,072)	(615)	(1,480)
Payment of borrowing’s principal	17.2	(283,102)	(90,372)	(153,609)	(47,737)
Payment of borrowing’s interests	17.2	(50,888)	(35,656)	(25,496)	(16,331)
Payment of lease	14	(6,123)	(6,806)	(2,133)	(1,684)
Payment of other financial liabilities, net of restricted cash and cash equivalents		—	(16,993)	—	—

Net cash flows generated (used in) by financing activities		14,654	22,066	(23,458)	9,905

Net increase (decrease) in cash and cash equivalents		57,778	(11,415)	27,582	5,778
Cash and cash equivalents at beginning of period	19	201,314	234,230	236,510	218,316
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		2,332	(450)	(2,668)	(1,729)
Net increase (decrease) in cash and cash equivalents		57,778	(11,415)	27,582	5,778

Cash and cash equivalents at end of period	19	261,424	222,365	261,424	222,365

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in account payables and other accounts		68,403	44,525	68,403	44,525
AFBN assets acquisition	12/1.2.4	69,693	—	69,693	—
Changes in asset retirement obligation with corresponding changes in property, plant and equipment		(1,787)	(3,090)	682	(1,424)

(1)	Include 15,000 received from the transfer of the working interest in the Coirón Amargo Sur Oeste concession (“CASO”) net of 850 payment related to Mexico exploratory assets transfer.

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company’s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec.

Miguel Hidalgo. Zip Code.11000.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on October 26, 2021.

Except as mentioned in Note 1.2 there were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2020.

1.2 Significant transactions during the period

1.2.1 Investment Agreement (“farmout agreement”) with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste

On June 28, 2021, the Company through its subsidiary Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) entered into a farmout agreement with Trafigura, through which established a joint venture for the development of, initially, 5 (five) pads of 4 (four) wells each in Bajada del Palo Oeste block.

The farmout agreement provides that Trafigura will have contractual rights over 20% of the hydrocarbon production of the pads included in the agreement and will bear 20% of the capital expenditures, as well as the corresponding royalties and direct taxes, and all other costs, including operating and midstream costs.

As part of the farmout agreement, Trafigura shall pay to Vista Argentina: (i) the amount of 25,000 as follows: an initial amount of 5,000 and thereafter 4 (four) installments of 5,000 per each pad, payable upon completion of first production validated by Trafigura of pads 2 (two), 3 (three), 4 (four) and 5 (five) included in the farmout agreement.

Vista Argentina remains the operator of Bajada del Palo Oeste block and 100% title holder; and with respect to the pads included in the farmout agreement, will retain its rights over 80% of the hydrocarbon production and bear 80% of the capital expenditures, as well as the corresponding royalties and direct taxes, and all other costs, including operating and midstream costs.

Lastly, Trafigura has an option to participate in up to 2 (two) additional pads, under the same terms and conditions described above.

As of September 30, 2021, Vista Argentina received the first payment of 5,000; and recognized a gain of 4,525 in “Other operating income” under “Gain from farmout agreement” (See Note 9.1), and disposals of 441 and 34 in “Property, plant and equipment” and “Goodwill”, respectively.

Subsequent gains associated to the development of pads 2 (two), 3 (three), 4 (four) and 5 (five) will be recognized upon completion of the terms and conditions mentioned above.

1.2.2 Sale of working interest in the CASO concession (“Transfer of the working interest in CASO”)

The Company through its subsidiary Vista Argentina entered into an assignment of rights agreement with Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”) to transfer its 10% working interest in the CASO (the “JV agreement”) for a total consideration of 21,500 payable as follows: (i) 15,000 in cash, and (ii) 6,500 as a carry for the extension of infrastructure works for the collection and supply of water, which is operated by Shell and supplies Vista’s operation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On June 24, 2021, the Province of Neuquén, by means of Decree No. 1,027/2021, has approved the addendum to the JV agreement, reflecting the new working interests in such JV in accordance with the aforementioned transaction. With the issuance of the Decree all agreed conditions precedent were fulfilled; therefore, Vista and Shell determined the closing date for the transaction on July 2, 2021.

As of September 30, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain on disposal of oil and gas properties” (See Note 9.1); and a disposal of 11,784 in “Property, plant and equipment”.

1.2.3 Assets transfer in Mexico to increase its working interest in the operated block CS-01 to 100% (“Mexico exploratory assets transfer”)

On August 23, 2021, the Company through its subsidiary Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”) completed an asset transfer, whereby it has: (i) increased to 100% its working interest in the operated block CS-01, in which it previously held a 50% working interest, and (ii) disposed its entire 50% working interest in the non-operated blocks TM-01 and A-10 in favor of Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), respectively, such transaction was agreed on the accumulated costs incurred in such areas.

As results of this operation the Company agreed to offset some accounts receivables and payables with Jaguar and Pantera, and consequently paid a cash consideration of 850; and recognized a gain of 198 in “Other operating income” under “Gain on disposal of oil and gas properties” (See Note 9.1).

Finally, as a result of this transaction the Company also recognized a disposal of 5,126 in “Property, plant and equipment”; an addition net of 673 in “Other intangible assets”. See more details on Notes 12 and 13, respectively.

1.2.4 Acquisition of a 50% working interest in the Aguada Federal and Bandurria Norte unconventional concessions in Vaca Muerta (“AFBN assets acquisition”).

On September 16, 2021, the Company through its subsidiary Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”) has acquired from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips BV”): (i) 100% of the capital stock of ConocoPhillips Argentina Holding S.ár.l. (to be renamed “Vista Holding VII S.ár.l.”), a Luxembourg company that holds 95% of the capital stock of ConocoPhillips Argentina Ventures S.R.L. (actually denominated “Vista AFBN S.R.L” or “Vista AFBN”), and (ii) 5% of the capital stock of Vista AFBN, therefore effectively acquiring 100% of the capital stock in Vista AFBN.

Vista AFBN holds a 50% non-operating interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, which expire in 2050. These concessions are located in the Neuquina Basin in the Province of Neuquén, Argentina, covering a total surface area of 50,462 gross acres, in the Vaca Muerta shale oil play. These assets have no remaining investment commitments and are operated by Wintershall Dea Argentina S.A. (“Wintershall”), which holds the remaining 50% working interest in both concessions.

Under the terms of the transaction, Vista made no upfront payment and assumed an outstanding carry consideration amounting to 77,000 to bear 50% of Wintershall’s share of capital expenditures for the development of the acquired concessions, such consideration is due on December 31, 2023. On the date of the transaction Vista AFBN had approximately 6,203 in cash and cash equivalents.

As of September 30, 2021, in accordance with the Company’s accounting policy, this transaction was recognized as an asset acquisition, mainly related to unconventional oil and gas assets for an amount of 69,693; and recorded at the cost of the liabilities assumed in the form of carry consideration.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation of the financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020, and for the nine-month periods ended September 30, 2021 and 2020 were prepared in agreement with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Reporting”. The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of September 30, 2021, and the results of operations for the nine-month period ended September 30, 2021. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2020.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing our consolidated financial statements as of December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand (US 000), unless otherwise stated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company did not opt for the early adoption of any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest Rate Benchmark Reform

The amendments provide temporary reliefs which address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).

The amendments include the following practical expedients:

(i)

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Permit changes required by IBOR reform to be made to hedge designations;

(iii)	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

As of September 30, 2021, the Company initiated no negotiations with banks for its borrowings at LIBOR.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. Except as mentioned in Note 1.2 there were no changes in interest in Company subsidiaries during the nine-month period ended September 30, 2021.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage the risk.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Considering the macroeconomic context, the results of operations and the Group’s cash position, as of September 30, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and non-financial assets other than goodwill

Non-financial assets, including identifiable intangible assets, are tested for impairment in the lowest level at which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in 4 (four) CGUs in Argentina: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions; (iv) unconventional oil and gas non-operating concessions. The Company also identified 2 (two) CGUs in Mexico: (i) conventional oil and gas non-operating concessions; (ii) conventional oil and gas operating concessions.

The Company conducts its annual impairment test every December or when there is an indication that the carrying amount may be impaired. Its bases the impairment test of goodwill and non-financial assets on the calculation of value in use; and reviews the relationship between the recoverable value and the carrying amount of its assets.

As of September 30, 2020, the Company recorded an impairment of 4,954. And as of September 30, 2021, the Company did not identify impairment indicators.

2.5 Regulatory framework

2.5.1 General

2.5.1.1 COVID-19 pandemic

During 2020 and 2021 several measures connected with the COVID-19 pandemic were issued, entering into a preventive and mandatory social isolation. This period may continue to be extended as long as necessary, in order to mitigate the consequences of the epidemiological situation.

A-	Argentina

2.5.2 Gas market

2.5.2.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)

The RI program was introduced by the Secretariat of Energy (“SE”) in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and Liquefied Petroleum Gas (“LPG”) import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU (“Million of British Themal Unit”) and 7.5 US/MMBTU according to the production possibility curve.

On July 1, 2019, through Resolution No. 358/19, the SE advised the Company of the plan for settling the receivable related to the RI program. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) instalments.

From the total bonds received by the Company, 4,140 program-related bonds were amortized during the nine-month period ended September 30, 2021. As of September 30, 2021, the Company has no outstanding credit related to the RI Program, and as of December 31, 2020, the Company’s receivable related to such plan amounts to 4,012 at present value (4,140 of nominal value). See Note 16.

2.5.2.2 Promotion Plan for the Production of Argentine Natural Gas – Supply and Demand Framework 2020-2024 (“Gas Plan IV”)

On November 13, 2020, through of Decree No. 892/2020, the Argentine Executive Branch approved the Gas Plan IV, declaring the promotion of natural gas production a priority and national public interest.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to a National Public tender for the award of a total base natural gas volume of 70 MMm3/day each year; and an additional volume for each of the winter periods.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On December 15, 2020, through Resolution No. 391/2020, the SE awarded the volumes and prices, which means the subsequent conclusion of contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A.(“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution licensees or sub-distributors, for the supply of natural gas for electric power generation and for residential consumption, respectively.

The Company, through its subsidiary in Argentina, was awarded with a base volume of 0.86 MMm3/day, at an annual average price of 3.29 US/MMBTU for a period of four years, starting on January 1, 2021.

As of September 30, 2021, the Company received net amount of 1,524 and the receivable related to such plan amounts to 3,654. See Note 16.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework applicable to Argentina during the period ended September 30, 2021. See Note 2.5 of the annual consolidated financial statements as of December 31, 2020 for more details.

B-	México

There have been no significant changes in the Company’s regulatory framework applicable to Mexico during the period ended September 30, 2021. See Note 2.5 of the annual consolidated financial statements as of December 31, 2020, for more details.

Note 3. Segment information

The Chief Operating Decision Maker (the “CODM” or “Committee”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit/(loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts customers.

The Committee considers as a single segment the exploration and production of natural gas, LPG and crude oil (includes all upstream business), through its own activities, subsidiaries and interests in joint operations and based on the nature of business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the nine-month periods ended September 30, 2021 and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes non-current assets per country:

	As of September 30, 2021	As of December 31, 2020
Argentina	1,203,099	1,086,308
Mexico	29,421	18,468

Total non-current assets	1,232,520	1,104,776

Note 4. Revenues from contracts with customers

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Sales of goods	456,183	194,402	175,005	69,863

Total revenues from contracts with customers	456,183	194,402	175,005	69,863

Recognized at a point in time	456,183	194,402	175,005	69,863

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

4.1 Disaggregated revenues information from contracts with customers

Type of products	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Revenues from crude oil sales	410,972	164,135	153,908	60,438
Revenues from natural gas sales	42,057	27,362	19,687	8,609
Revenues from LPG sales	3,154	2,905	1,410	816

Type of products	456,183	194,402	175,005	69,863

Distribution channels	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Refineries	299,361	80,980	121,751	5,391
Exports	111,611	83,155	32,157	55,047
Retail natural gas distribution companies	15,615	11,310	7,811	4,222
Natural gas for electric power generation	13,413	1,278	5,183	246
Industries	13,029	14,774	6,693	4,141
Commercialization of LPG	3,154	2,905	1,410	816

Total revenue from contracts with customers	456,183	194,402	175,005	69,863

Note 5. Cost of sales

Note 5.1 Operating costs

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Fees and compensation for services	39,848	34,773	15,151	12,506
Salaries and social security	10,862	9,100	3,890	3,258
Consumption of materials and spare parts	10,629	8,145	3,400	3,514
Easements and fees	7,011	6,444	2,544	1,924
Employee benefits	3,440	2,806	1,303	966
Transport	2,205	1,503	895	526
Others	2,817	2,658	21	338

Total operating costs	76,812	65,429	27,204	23,032

Note 5.2 Crude oil stock fluctuation

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Crude oil stock at beginning of period (Note 18)	6,127	3,032	4,787	—
Less: Crude oil stock at end of period (Note 18)	(6,584)	(598)	(6,584)	(598)

Total crude oil stock fluctuation	(457)	2,434	(1,797)	(598)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 6. Selling expenses

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Transport	14,045	7,619	5,254	2,792
Taxes, rates and contributions	10,494	3,793	4,565	725
Tax on bank account transactions	4,469	2,154	1,725	407
Fees and compensation for services (1)	1,875	4,342	966	1,518
(Reversal) for expected credit losses	—	(22)	(29)	(8)

Total selling expenses	30,883	17,886	12,481	5,434

(1)	The nine and three-month periods ended September 30,2020, includes 4,165 and 1,505 of crude storage services, respectively.

Note 7. General and administrative expenses

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Salaries and social security	9,933	7,442	3,605	2,278
Share-based payments	8,098	7,743	2,457	2,713
Employee benefits	5,599	3,934	2,110	1,595
Fees and compensation for services	4,712	5,153	1,628	1,729
Institutional promotion and advertising	1,223	965	648	334
Taxes, rates and contributions	386	510	175	173
Others	1,143	912	550	241

Total general and administrative expenses	31,094	26,659	11,173	9,063

Note 8. Exploration expenses

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Geological and geophysical expenses	437	540	153	241

Total exploration expenses	437	540	153	241

Note 9. Other operating income and expenses

Note 9.1 Other operating income

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Gain on disposal of oil and gas properties (1)	9,999	—	9,986	—
Gain from farmout agreement (Note 1.2.1)	4,525	—	—	—
Other income for services (2)	3,018	3,038	1,132	1,056
Others	266	2,193	176	324

Total other operating income	17,808	5,231	11,294	1,380

(1)

Includes: (i) 9,788 related from the transfer of the working interest in CASO; (ii) 198 related to Mexico exploratory assets transfer and; (iii) 13 related to the expiration of Sur Rio Deseado Este exploitation concession. See Note 1.2 y 28.

(2)	Services not directly related to the Company’s main activity.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 9.2 Other operating expenses

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Restructuring expenses (1)	(665)	(3,037)	(137)	(363)
Reorganization expenses	—	(1,102)	—	(1,102)
Provision for environmental remediation	(575)	(278)	(97)	(211)
Provision for contingencies	(374)	(177)	(304)	(170)
(Allowance)/Reversal provision for materials and spare parts	(283)	366	(16)	156

Total other operating expenses	(1,897)	(4,228)	(554)	(1,690)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

Note 10. Financial results

10.1 Interest income

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Financial interests	42	803	34	37

Total interest income	42	803	34	37

10.2 Interest expenses

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Borrowing interests (Note 17.2)	(41,330)	(33,699)	(12,173)	(12,979)

Total interest expenses	(41,330)	(33,699)	(12,173)	(12,979)

10.3 Other financial results

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Amortized costs (Note 17.2)	(3,534)	(1,973)	(611)	(774)
Changes in the fair value of warrants (Note 17.4.1)	(9,278)	16,605	(7,926)	1,765
Net changes in foreign exchange rate	10,741	(1,078)	1,926	2,229
Discount of assets and liabilities at present value	2,658	(2,026)	(57)	(1,055)
Impairment of financial assets	—	(4,839)	—	—
Changes in the fair value of financial assets	6,259	(170)	(956)	363
Interest expense on lease liabilities (Note 14)	(755)	(1,108)	(221)	(312)
Unwinding of discount on asset retirement obligation	(1,808)	(1,963)	(634)	(573)
Remeasurements in borrowing (1) (Note 17.2)	(12,019)	—	(6,452)	—
Others	1,555	20	2,999	(1,582)

Total other financial results	(6,181)	3,468	(11,932)	61

(1)	Related to the borrowing signed in Purchasing Power Units (“UVA” by its Spanish acronym), updatable by Benchmark Stabilizing Ratio (“CER” by its Spanish acronym).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. Profit /(Loss) per share

a) Basic

Basic profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period.

b) Diluted

Diluted profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Dilutive potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted profit (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted profit (loss) per share is equal to basic profit (loss) per share.

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Profit/(Loss) for the period, net	15,095	(88,937)	4,732	(28,402)
Weighted average number of ordinary shares	88,164,915	87,394,852	88,418,735	87,620,591

Basic profit/(loss) per share (in US dollars per share)	0.171	(1.018)	0.054	(0.324)

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Profit/(Loss) for the period, net	15,095	(88,937)	4,732	(28,402)
Weighted average number of ordinary shares	92,499,359	87,394,852	94,792,296	87,620,591

Diluted profit/(loss) per share (in US dollars per share)	0.163	(1.018)	0.050	(0.324)

As of September 30, 2021, the Company holds the following ordinary shares that, on the date of this unaudited interim condensed consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted profit/(loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants;

ii.	9,893,333 Series A shares related to 29,680,000 warrants;

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement (“FPA”) and;

iv.	3,957,518 Series A shares that will be used in the Long-Term Incentive Plan (“LTIP”).

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of approval of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

The changes in property, plant and equipment for the period ended September 30, 2021 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties (1)	Production wells and facilities (2)	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433
Additions	251	102	—	969	194,784	30,700	226,806
Transfers	—	492	—	183,806	(160,658)	(23,640)	—
Disposals	—	(665)	(499)	(1,787)	—	(150)	(3,101)
Incorporation by AFBN assets acquisition (3)	—	22	289	1,403	67,449	530	69,693
Disposals of oil and gas properties (4)	—	(313)	(5,557)	(5,931)	(6,965)	—	(18,766)

Amounts as of September 30, 2021	2,707	21,469	347,309	1,055,123	174,166	36,291	1,637,065

Accumulated depreciation
Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)
Depreciation	(13)	(2,947)	(16,426)	(119,760)	—	—	(139,146)
Disposals	—	524	58	—	—	—	582
Disposals of oil and gas properties (4)	—	22	214	1,620	—	—	1,856

Amounts as of September 30, 2021	(289)	(9,867)	(49,527)	(437,200)	—	—	(496,883)

Net value

Amounts as of September 30, 2021	2,418	11,602	297,782	617,923	174,166	36,291	1,140,182

Amounts as of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Disposals are related to farmout agreement, see Note 1.2.1.
(2)	Disposals are related to the reestimation of assets retirement obligation
(3)	Non-cash additions. See Note 1.2.4.
(4)	Include 5,126 related to the Mexico exploratory assets transfer in “Work in progress” and 11,784 related to the transfer of working interest in CASO. See Note 1.2.3 and 1.2.2, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the nine-month period ended September 30, 2021:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights (1)	Total
Cost
Amounts as of December 31, 2020	28,484	10,605	15,359	25,964
Additions	—	1,109	14,928	16,037
Disposals (2)	(34)	—	(14,255)	(14,255)

Amounts as of September 30, 2021	28,450	11,714	16,032	27,746

Accumulated amortization
Amounts as of December 31, 2020	—	(4,883)	—	(4,883)
Amortization	—	(2,645)	—	(2,645)

Amounts as of September 30, 2021	—	(7,528)	—	(7,528)

Net value

Amounts as of September 30, 2021	28,450	4,186	16,032	20,218

Amounts as of December 31, 2020	28,484	5,722	15,359	21,081

(1)	Additions and disposals are related to Mexico exploratory assets transfer mentioned in Note 1.2.3. This transaction did not generate cash flows.
(2)	Disposals in “Goodwill” are related to farmout agreement, see Note 1.2.1.

Note 14. Right-of-use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities.

Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. After the commencement date, of lease liabilities will be increased to reflect the accumulation of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the period are detailed below:

	Right-of-use assets			Lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)
Reestimation	367	588	955	(873)
Depreciation (1)	(356)	(3,706)	(4,062)	—
Payments	—	—	—	6,123
Interest expenses (2)	—	—	—	(2,153)

Amounts as of September 30, 2021	1,330	18,141	19,471	(20,584)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 1,426.
(2)	The amount includes lease transfer for drilling services incurred capitalized as “Works in progress” for 1,398.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., leases for a term under 12 months as from the commencement date and do not contain a purchase option). The low-value asset exemption also applies to low-value office equipment items. The lease payments on short-term leases and leases of low-value assets are recognized as expenses under the straight-line method during the lease term.

Short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 109, for the nine-month period ended September 30, 2021.

Note 15. Income tax

The Company calculates the income tax for the period using the tax rate that would be applicable to the expected annual profit or loss. The most significant components of the income tax expense in the statement of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are:

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Income tax
Current income tax	(47,257)	(209)	(29,285)	62
Deferred income tax relating to origination and reversal of temporary differences	(18,694)	(7,113)	(6,005)	5,490

Income tax (expense) disclosed in the statement of profit or loss	(65,951)	(7,322)	(35,290)	5,552

Deferred income tax charged to other comprehensive income	1,536	(110)	151	(167)

Total income tax (expenses)	(64,415)	(7,432)	(35,139)	5,385

The Company’s effective rate stood at 81% for the nine-month periods ended September 30, 2021. The differences between the effective and statutory rate are mainly related to: (i) change in the income tax rate (See Note 29); (ii) the depreciation of Argentine peso (“ARS”) with respect to the US dollar affecting the Company’s tax deductions of non-monetary assets; (iii) the application of the tax adjustment for inflation in Argentina (See Note 33.1 to the annual consolidated financial statements as of December 31, 2020 for more details).

Note 16. Trade and other receivables

	As of September 30, 2021	As of December 31, 2020
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepayments and other receivables	15,398	9,884
Value Added Tax (“VAT”)	5,232	5,562
Turnover tax	957	789
Income tax	299	11,995
Minimum presumed income tax	—	1,034

	21,886	29,264
Financial assets:
Prepayments and loans to employees	236	546

	236	546

Total non-current trade and other receivables	22,122	29,810

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of reserves)	46,858	23,260

	46,858	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	9,285	17,022
Prepaid expenses	4,620	3,228
Turnover tax	550	406
Income tax	271	254

	14,726	20,910
Financial assets:
Gas Plan IV (Note 2.5.2.2)	3,654	—
Accounts receivable from third parties	3,590	1,974
Receivables from joint operations	917	24
Advances to directors and loans to employees	740	499
LPG price stability program	180	322
RI program (Note 2.5.2.1)	—	4,012
Others	495	18

	9,576	6,849

Other receivables	24,302	27,759

Total current trade and other receivables	71,160	51,019

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of non-current trade and other receivables do not differ significantly from it carrying amounts either.

In general, accounts receivable has a 15-day term for sales of oil and a 50-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized an allowance for expected credit losses of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of September 30, 2021, and December 31, 2020, trade and other receivables less than 90 days past due amounted to 397 and 5,024, respectively, so no expected credit loss allowance was booked. As of September 30, 2021, no provision for expected credit losses was recorder and as of December 31, 2020 the balance of the provision was 3.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk its related to the carrying amount of each class of accounts receivable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of September 30, 2021	As of December 31, 2020
Non-current
Borrowings	443,209	349,559

Total non-current	443,209	349,559

Current
Borrowings	159,666	190,227

Total current	159,666	190,227

Total Borrowings	602,875	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of September 30, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	106,320	113,174
1 to 2 years	112,709	105,652
2 to 5 years	210,179	134,623
More than 5 years	75,458	—

Total	504,666	353,449
Variable interest
Less than 1 year	53,346	77,053
1 to 2 years	44,863	64,352
2 to 5 years	—	44,932

Total	98,209	186,337

Total Borrowings	602,875	539,786

See Note 17.4 for information on the fair value of the borrowings.

The carrying amounts of borrowings as of September 30, 2021, is as follows:

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA	July, 2018	US	150,000	Variable	LIBOR + 4.5%	July, 2023	181,395
				150,000	Fixed	8%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	6,774
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%	January, 2026	115	(1)
Vista Argentina	Santander International	July, 2021	US	43,500	Fixed	2.05%	July, 2026	68	(1)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	September, 2021	ARS	917,892	Fixed	33%	October, 2021	2,732	(2)

(1)	The carrying amount corresponds to interest and the principal amount is completely collateralized.
(2)	Net amount of 6,867 from short-term investments granted as security

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued a simple non-convertible debt security, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV”). The following chart shows the carrying amount of negotiable obligations (“ON”):

Subsidiary	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,427
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	49,838
Vista Argentina	ON IV	August, 2020	ARS	725,650	Variable	Badlar + 1.37%	February, 2022	7,706
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,848
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,920
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,932
Vista Argentina	ON VII	March, 2021	US	42,371	Fixed	4.25%	March, 2024	41,907
Vista Argentina	ON VIII	March, 2021	ARS (1)	3,054,537	Fixed	2.73%	September, 2024	38,677
Vista Argentina	ON IX	June, 2021	US	38,787	Fixed	4.00%	June, 2023	38,497
Vista Argentina	ON X	June, 2021	ARS (1)	3,104,063	Fixed	4.00%	March, 2025	34,894
Vista Argentina	ON XI	August, 2021	US	9,230	Fixed	3.48%	August, 2025	9,192
Vista Argentina	ON XII	August, 2021	US	100,769	Fixed	5.85%	August, 2031	100,953

(1)	Amount signed in UVA, updatable by CER. See Note 10.3.

Under the aforementioned program, Vista Argentina may list and issue debt securities for a total capital up to 800,000 or its equivalent in other currencies at any time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.2 Changes in liabilities arising from financing activities

Changes in the borrowings were as follows:

	As of September 30, 2021	As of December 31, 2020
Amounts at beginning of period/year	539,786	451,413
Proceeds from borrowing (1)	361,203	198,618
Borrowing interests (2) (Note 10.2)	41,330	47,923
Payment of borrowing’s costs	(3,326)	(2,259)
Payment of borrowing’s interests	(50,888)	(43,756)
Payment of borrowing’s principal	(283,102)	(98,761)
Amortized costs (2) (Note 10.3)	3,534	2,811
Remeasurement in borrowing (2) (Note 10.3)	12,019	—
Changes in foreign exchange rate (2)	(17,681)	(16,203)

Amounts at end of period/year	602,875	539,786

(1)

As September 30, 2021, includes 358,093 of proceeds received from borrowings and 3,110 from the released of government bonds that were granted as security of previous loans, this transaction did not generated cash flows.

(2)	Transactions that do not generate cash flows.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of September 30, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Cash and cash equivalents (Note 25)	7,755	—	7,755
Trade and other receivables (Note 16)	236	—	236

Total non-current financial assets	7,991	—	7,991

Cash, banks balances and short-term investments (Note 19)	140,725	125,005	265,730
Trade and other receivables (Note 16)	56,434	—	56,434

Total current financial assets	197,159	125,005	322,164

Liabilities
Borrowings (Note 17.1)	443,209	—	443,209
Accounts payable and accrued liabilities (Note 24)	51,839	—	51,839
Warrants (Note 17.4)	—	9,640	9,640
Lease liabilities (Note 14)	14,036	—	14,036

Total non-current financial liabilities	509,084	9,640	518,724

Borrowings (Note 17.1)	159,666	—	159,666
Accounts payable and accrued liabilities (Note 24)	134,727	—	134,727
Lease liabilities (Note 14)	6,548	—	6,548

Total current financial liabilities	300,941	—	300,941

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 25)	8,004	—	8,004
Trade and other receivables (Note 16)	546	—	546

Total non-current financial assets	8,550	—	8,550

Cash, banks balances and Short-term investments (Note 19)	170,851	32,096	202,947
Trade and other receivables (Note 16)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 17.1)	349,559	—	349,559
Warrants (Note 17.4)	—	362	362
Lease liabilities	17,498	—	17,498

Total non-current financial liabilities	367,057	362	367,419

Borrowings (Note 17.1)	190,227	—	190,227
Accounts payable and accrued liabilities (Note 24)	118,619	—	118,619
Lease liabilities	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

Below are income, expenses, profit or loss from each financial instrument:

For the nine-month period ended September 30, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	42	—	42
Interest expenses (Note 10.2)	(41,330)	—	(41,330)
Amortized costs (Note 10.3)	(3,534)	—	(3,534)
Changes in the fair value of warrants (Note 10.3)	—	(9,278)	(9,278)
Net changes in foreign exchange rate (Note 10.3)	10,741	—	10,741
Discount of assets and liabilities at present value (Note 10.3)	2,658	—	2,658
Changes in the fair value of financial assets (Note 10.3)	—	6,259	6,259
Interest expense on lease liabilities (Note 10.3)	(755)	—	(755)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,808)	—	(1,808)
Remeasurements in borrowing (Note 10.3)	(12,019)	—	(12,019)
Others (Note 10.3)	1,555	—	1,555

Total	(44,450)	(3,019)	(47,469)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the nine-month period ended September 30, 2020:

	Financial assets/ liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	803	—	803
Interest expenses (Note 10.2)	(33,699)	—	(33,699)
Amortized costs (Note 10.3)	(1,973)	—	(1,973)
Changes in the fair value of warrants (Note 10.3)	—	16,605	16,605
Net changes in foreign exchange rate (Note 10.3)	(1,078)	—	(1,078)
Discount of assets and liabilities at present value (Note 10.3)	(2,026)	—	(2,026)
Changes in the fair value of financial assets (Note 10.3)	(4,839)	—	(4,839)
Impairment of financial assets (Note 10.3)	—	(170)	(170)
Interest expense on lease liabilities (Note 10.3)	(1,108)	—	(1,108)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,963)	—	(1,963)
Others (Note 10.3)	20	—	20

Total	(45,863)	16,435	(29,428)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of sits financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The hierarchy categorizes the inputs into three levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on non-observable market data (that is, non-observable information).

The following chart shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2021 and December 31, 2020:

As of September 30, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	125,005	—	—	125,005

Total assets	125,005	—	—	125,005

As of September 30, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	9,640	9,640

Total liabilities	—	—	9,640	9,640

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2020 through September 30, 2021 or from December 31,2019 through December 31, 2020.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of the sponsor’s warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

The following assumptions were used in estimating the fair value of warrants as of September 30, 2021 and December 31, 2020:

	As of September, 30, 2021	As of December 31, 2020
Annualized volatility	40.06%	40.21%
Risk free domestic interest rate	6.06%	4.34%
Risk free foreign interest rate	0.20%	0.13%
Remainder useful life in years	1.53 years	2.29 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of September 30, 2021: (i) should market price increase by 0.10 it would increase the obligation by about 628; (ii) should market price decrease by 0.10 it would drop the obligation by about 607; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 272 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 273.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Reconciliation of level 3 measurements at fair value:

	As of September 30, 2021	As of December 31, 2020
Warrant liability amount at beginning of period/year:	362	16,860
Loss/(Profit) changes in the fair value of warrants (Note 10.3)	9,278	(16,498)

Amount at end of period/year	9,640	362

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

	Carrying amount	Fair value	Level
Liabilities
Borrowings	602,875	564,908	2

Total liabilities as of September 30, 2021	602,875	564,908

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2020, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the ARS and other currencies. As of September 30, 2021, the Company performed foreign exchange currency hedge transactions.

Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.

During the period elapsed between January 1, 2021, and September 30, 2021, and for the year ended December 31, 2020, the ARS depreciated about 17% and 41%, respectively.

The following chart shows the sensitivity to a reasonable change in the exchange rates of the ARS to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2021
Changes in interest rates in Argentine pesos	+/- 6%
Effect on profit or loss	(14,282) / 14,282
Effect on equity	(14,282) / 14,282

Interest rate risk in cash flows and fair value

For the nine-month period ended September 30, 2021, the interest rate decreased by about 2 percentage points with respect to the average 40% interest rate in 2020.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of September 30, 2021, and December 31, 2020, about 16% and 35% of indebtedness was subject to variable interest rates. For the nine-month period ended September 30, 2021, and for the year ended December 31, 2020, the variable interest rate of loans denominated in US dollars stood at 4.86% and 5.69%, respectively, and it amounted to 38.20% and 38.81%, respectively, for loans denominated in ARS.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the nine-month period ended September 30, 2021, and for the year ended December 31, 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of September 30, 2021	As of December 31, 2020
Materials and spare parts	10,867	7,743
Crude oil stock (Note 5.2)	6,584	6,127

Total	17,451	13,870

Note 19. Cash, bank balances and short-term investments

	As of September 30, 2021	As of December 31, 2020
Money market funds	130,306	167,553
Mutual funds	121,544	30,886
Cash in banks	9,574	2,875
Government bonds	4,306	1,633

Total	265,730	202,947

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than nine-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2021	As of December 31, 2020
Cash, banks balances and short-term investments	265,730	202,947
Less
Government bonds	(4,306)	(1,633)

Cash and cash equivalents	261,424	201,314

Note 20. Share Capital

During the nine-month period ended September 30, 2021, 578,314 Series A shares were issued as part of the LTIP granted to the employees of the Company, see more information in Note 34 to the annual consolidated financial statements as of December 31, 2020. Except as mentioned above, no other significant transactions occurred after December 31, 2020.

As of September 30, 2021, and December 31,2020, the Company’s capital stock amounts to 88,429,600 and 87,851,286 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of September 30, 2021, and December 31, 2020, the Company’s authorized capital includes 40,362,639 and 40,940,953 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

Note 21. Provisions

	As of September 30, 2021	As of December 31, 2020
Non-current
Asset retirement obligation	25,362	23,349
Environmental remediation	718	560

Total non-current	26,080	23,909

	As of September 30, 2021	As of December 31, 2020
Current
Asset retirement obligation	778	584
Environmental remediation	728	1,141
Contingencies	451	359

Total current	1,957	2,084

Note 22. Salaries and social security payable

	As of September 30, 2021	As of December 31, 2020
Current
Salaries and social security contributions	4,799	4,479
Provision for gratifications and bonus	7,551	7,029

Total current	12,350	11,508

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 23. Other taxes and royalties payable

	As of September 30, 2021	As of December 31, 2020
Current
Royalties	6,821	4,152
Tax withholdings	1,305	843
VAT	—	46
Others	48	76

Total current	8,174	5,117

Note 24. Accounts payable and accrued liabilities

	As of September 30, 2021	As of December 31, 2020
Non-Current
Accounts payable:
Payables to partners for joint operations (1)	51,839	—

Total non-current accounts payable	51,839	—

Total non-current	51,839	—

Current
Accounts payable:
Suppliers	114,113	117,409

Total current accounts payable	114,113	117,409

Accrued liabilities:
Extraordinary fee for Gas Plan IV (Note 2.5.2.2)	472	—
Payables to partners for joint operations (1)	20,142	664
Extraordinary fee for RI program (Note 2.5.2.1)	—	546

Total current accrued liabilities	20,614	1,210

Total current	134,727	118,619

(1)	Correspond to the outstanding carry consideration mentioned in Note 1.2.4, recognized at present value.

Except for the mentioned above, due to the short-term nature of current accounts payables and accrued liabilities, their carrying amount is deemed to be the same as its fair value. The carrying amount of the non-current accrued liabilities does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1 through September 30, 2021	Period from January 1 through September 30, 2020	Period from July 1 through September 30, 2021	Period from July 1 through September 30, 2020
Cost of services	(19)	(54)	(8)	(12)
Cost of interest	(144)	(150)	(69)	(49)

Total	(163)	(204)	(77)	(61)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2021
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Amounts at beginning of period	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(19)	—	(19)
Cost of interest	(441)	297	(144)
Items classified in other comprehensive income
Actuarial (loss)	(2,855)	(195)	(3,050)
Benefit payments	686	(686)	—
Payment of contributions	—	335	335

Amounts at end of period	(14,094)	7,755	(6,339)

The fair value of plan assets as of every period/year end per category, is as follows:

	As of September 30, 2021	As of December 31, 2020
Cash and cash equivalents	7,755	—
American government bonds	—	8,004

Total	7,755	8,004

Note 23 to the Company’s annual consolidated financial statements as of December 31, 2020, provides more information on employee defined benefit plans.

Note 26. Related parties transactions and balances

As of September 30, 2021, and December 31, 2020, the Company has no balances with related parties or relevant transactions to be disclosed other than those included in Note 27 of the annual consolidated financial statements as of December 31, 2020.

Note 2.3 to the Company’s annual consolidated financial statements as of December 31, 2020, provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies during the nine-month period ended September 30, 2021. For a description on the Company’s contingency commitments and investment related to its oil and gas properties, see Notes 29 and 30 to the annual consolidated financial statements as of December 31, 2020.

Note 28. Operations in hydrocarbon consortiums

28.1. Sur Rio Deseado Este

On March 21, 2021 the Sur Rio Deseado Este exploitation concession expired, and Vista Argentina decided not to request the 10-year extension filed by Alianza Petrolera Argentina S.A to the enforcement authority, in its capacity as co-owner and operator of the concession. As of the date of these interim condensed consolidated financial statements Vista Argentina does no longer have a working interest of 16.94%; and the result of the disposal of assets and liabilities was recorded in “Other operating income” under “Gain on disposal of oil and gas properties” (See Note 9.1).

28.2. Aguila Mora

On July 8, 2021, the Province of Neuquén approved an amendment in the investment commitment in Águila Mora concession, as follow: drilling and completion of 2 (two) new horizontal wells; the completion of 1 (one) well with its associated facilities until November 28, 2022, for an estimated cost of 32,750.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Except as mentioned in Note 1.2 and above, there were no significant changes to operations in hydrocarbon consortiums during the nine-month period ended September 30, 2021. See Note 30 to the annual consolidated financial statements as of December 31, 2020 for more details about operations in hydrocarbon consortiums.

Nota 29. Tax framework

A.	Argentina

On June 16, 2021 the Argentine Government enacted Law No. 27,630 that amended the corporate income tax rate for fiscal years beginning on January 1, 2021. This law sets forth the application of a gradual corporate rate scheme based on the level of accumulated taxable net profit. Based on Management estimates, as of the date of these interim condensed consolidated financial statements, the applicable corporate income tax rate stands at 35%.

Dividends or profits distributed to beneficiaries residing abroad will be subject to 7% withholding tax. (See Note 33.1 to the annual consolidated financial statements as of December 31, 2020 for more details).

Note 30. Subsequent events

The Company assessed events subsequent to September 30, 2021, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through October 26, 2021, date in which these financial statements were made available for issue.

•

On October 6, 2021, in conection with Decree No. 913/21 - Hydrocarbon Reactivation Program, issued on June 16, 2021 by Province of Neuquen, Vista Argentina was committed to invest 1,160 in the Coiron Amargo Norte concession, to be used in the reactivation, investment and increase of de conventional hydrocarbon production.

•	On October 14, 2021, Vista Argentina paid interest corresponding to the Santander International loan for a total amount of 233.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.